Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges, or deficiency of earnings, for each of the periods indicated:

	Fiscal Year Ended

	February 28,	March 1,	March 2,	February 25,	February 26,
	2015	2014	2013	2012	2011

Ratio of earnings to fixed charges (1)	7.25x	9.32x	9.93x	11.39x	9.86x

(1)
For purposes of calculating these ratios: (i) “earnings” consist of the sum of: (x) our pretax income from continuing operations and (y) fixed charges; and (ii) “fixed charges” consist of interest expense and the portion of rental expenses considered to represent an interest factor.